


09042329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8-17168

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/01/08___ AND ENDING ___06/30/09___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
_____
                                    (No. and Street)

Los Angeles   California   90071
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester   (213) 486-9030
_____
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
                        (Name - if individual, state last, first, middle name)

350 South Grand Avenue   Los Angeles   California   90071-3462
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2009 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)


Signature   Date

Subscribed and sworn (or affirmed) before me on this date
of 14th day of August 2009

Senior Vice President
Title

C. Carol S. Couch
Notary Public

This report** contains (check all applicable boxes):

(x)   Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x)   Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)



STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2009
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte / Touche LLP

August 21, 2009

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 88,108
INVESTMENT SECURITIES—At fair value	83,455
RECEIVABLES	15,149
PREPAID EXPENSES	2,703
INCOME TAX RECEIVABLE	18,243
DEFERRED INCOME TAXES	8,549
PROPERTY—At cost:	
Land	230
Buildings	4,268
Furniture, equipment and purchased software	7,000
Leasehold improvements	5,510
Total	17,008
Accumulated depreciation and amortization	(14,540)
Property—net	2,468
OTHER ASSETS	3,229
TOTAL	$ 221,904

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 79,923
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	29,050
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	6,573
Total liabilities	115,546
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	147,900
Retained deficit	(40,600)
Accumulated other comprehensive loss	(1,442)
Total stockholder's equity	106,358
TOTAL	$ 221,904

See notes to statement of financial condition.   (Concluded)

-3-

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009
(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

Basis of Presentation—The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

As the distributor and principal underwriter for the capital shares of investment companies for which the Parent serves as investment advisor, the Company is responsible for sales and marketing services, and other services. Additionally, the Company entered into a financial support agreement with the Parent whereby, in consideration of the above services provided by the Company and in an effort to provide financial support to the Company, the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different.

Estimates— The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. Treasury securities, which are carried at fair value. The amortized cost of these investments is $82,112. The effective interest method is used to account for the amortization of investment premiums and discounts.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double-declining balance method based upon an estimated useful life of 3 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates. Uncertain tax positions are evaluated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies* ("SFAS 5"). SFAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statement, and the amount of the tax liability can be reasonably estimated.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Related Party Transactions—The Company and its Parent entered into an agreement whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan monthly in equal installments over twelve months.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of the FASB Statement No. 109* ("FIN 48"). FIN 48 permits an entity to recognize the benefits of an uncertain tax position only where the position is "more likely than not" to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FASB Interpretation No. 48-3, *Effective Date of Interpretation for Certain Nonpublic Enterprises,* which defers the effective date of FIN 48 for certain nonpublic enterprises. As a result, FIN 48 is effective for the Company's fiscal year 2010. The Company is currently evaluating the potential impact of the adoption of FIN 48 on its statement of financial condition.

The Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), as of July 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS 157 establishes a hierarchy that prioritizes the inputs of valuation methods used to measure fair value, which requires the use of observable market data whenever available. The adoption of SFAS 157 did not have a material impact on the Company's statement of financial condition. See Note 3.

In April 2009, the FASB issued FSP Financial Accounting Standards ("FAS") 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. FSP FAS 157-4 provides guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 also requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. FSP FAS 157-4 is effective for fiscal year 2009. The adoption of FSP FAS 157-4 did not have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). This statement expands the standards under SFAS 157 to provide entities the one-time election to measure financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. The Company adopted SFAS 159 on July 1, 2008, however, elected not to apply the fair value option to any of its financial instruments at that date. Therefore, the adoption of SFAS 159 had no impact to the Company's statement of financial condition.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. For fiscal year 2009, the Company evaluated subsequent events through August 21, 2009.

2. INCOME TAXES

The net deferred tax asset consists of the following:

Accrued expenses and other	$ 8,936
Accrued compensation and benefits	5,289
Postretirement benefits	(1,071)
State franchise taxes	(3,802)
Depreciation	(803)
Net deferred tax asset	$ 8,549

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. FAIR VALUE DISCLOSURES

SFAS 157 establishes a hierarchy that prioritizes the inputs of valuation methods used to measure fair value for financial assets that are carried at fair value. The hierarchy consists of three levels that are prioritized based on observable and unobservable inputs. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The following table presents the Company's valuation levels as of June 30, 2009:

	Level 1	Level 2	Level 3
Cash equivalents	$ 88,108	$ -	$ -
Investment securities at fair value—			
U.S. Treasury securities	-	83,455	-
Other assets—mutual funds	2,865	-	-
	$ 90,973	$ 83,455	$ -

Cash equivalents include money market mutual funds instruments, which are short term in nature with readily determinable values derived from active markets. For publicly traded securities with sufficient trading volume and U.S. Treasury securities, prices are obtained from third-party pricing services.

4. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $2,865 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

5. TRANSACTIONS WITH AFFILIATES

Receivables and accounts payable and accrued expenses include $1,206 and $45,736, respectively, relating to transactions with affiliates. The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $53,606, which was $45,903 in excess of its required net capital of $7,703. At June 30, 2009, the Company's net ratio of aggregate indebtedness to net capital was 2.16 to 1.

7. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

8. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code in most years. The asset allocation is targeted and invested 100% in equity securities that are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuations is June 30.

Accumulated postretirement benefit obligation ("APBO")	$ 10,680
Plan assets at fair value	11,019
Overfunded status/asset recognized in the statement of financial condition	$ 339

Weighted-average assumptions as of June 30:

Discount rate	6.7%
Expected return on plan assets	6.0%
Medical trend:	
Ultimate trend	5.0%
Initial trend	8.5%
Year ultimate trend reached	2016

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the Company's historical trends and experience, taking into account current and expected future market conditions.

Benefit payments	$ 214
Company contributions	$ 1,564

Estimated future payments for retirees are as follows:

Years Ending June 30	
2010	$ 162
2011	165
2012	182
2013	199
2014	223
2015 through 2019	1,816

The amounts recorded in Accumulated Other Comprehensive Income (AOCI) for postretirement and postemployment benefit plans at June 30, 2009 that have not been recognized as components of net periodic benefit costs are as follows:

Net prior service costs	$ 1,037
Net actuarial loss	1,289
Pre-tax amount recorded in AOCI	$ 2,326
After-tax amount recorded in AOCI	$ 1,442

Estimated pre-tax amounts in AOCI as of June 30, 2009 expected to be recognized as components of net periodic benefit costs in 2010 are as follows:

Net prior service benefit	$ (61)
Net actuarial loss	129
Total	$ 68

There were no plan assets returned to the Company in 2009, nor do we expect any plan assets to be returned in 2010.

9. LEGAL CONTINGENCIES

The Company and the Parent are defendants in a lawsuit in the United States District Court for the Central District of California, Western Division. The court consolidated five different lawsuits involving substantially similar allegations that were filed between July 15, 2004 and February 23, 2005 into a single consolidated action, *In re American Mutual Funds Fee Litigation*. The fourth amended complaint, filed on May 16, 2008, alleges that the defendants charged excessive management fees for managing the American Funds mutual funds. Trial of the lawsuit began on July 28, 2009.

On December 5, 2006 and January 12, 2007, separate (but virtually identical) class action lawsuits were filed against the Company, the Parent, and Capital Group in the United States District Court for the Central District of California, Western Division, alleging failure to disclose revenue sharing arrangements (in fund registration statements) and breach of fiduciary duty. The court consolidated these lawsuits into a single consolidated action, *In re American Funds Securities Litigation*, and plaintiffs filed a consolidated amended complaint on July 26, 2007. On June 5, 2008, the court granted a motion filed by the Company, the Parent, and Capital Group to dismiss the suit with prejudice. Plaintiffs filed a notice of appeal to the United States Court of Appeal for the Ninth Circuit on June 20, 2008. The appeal is fully briefed, but the court has not yet scheduled oral argument.

On June 18, 2008, plaintiff Rachelle Korland filed suit on behalf of EuroPacific Growth Fund against the Company and the Parent in the United States District Court for the Central District of California, Western Division. The suit alleges violations of Section 36(b) of the Investment Company Act of 1940 for charging excessive Rule 12b-1 fees. The case has been transferred to the court handling *In re American Mutual Funds Fee Litigation*. On February 10, 2009, the court dismissed the complaint, and plaintiff filed an amended complaint on March 24, 2009. The court has stayed the action pending disposition of *In re American Mutual Funds Fee Litigation*. On July 21, 2009 and July 31, 2009, separate plaintiffs filed complaints virtually identical to the Korland complaint on behalf of Fundamental Investors, Inc. and Washington Mutual Investors Fund, Inc.

On February 16, 2005, the Department of Enforcement of the National Association of Securities Dealers, Inc. (now called the Financial Industry Regulatory Authority ["FINRA"]) filed a complaint with the FINRA Office of Hearing Officers against the Company alleging violations of the FINRA's "anti-reciprocal" rule by directly or indirectly offering or promising to pay brokerage commissions to broker-dealers in exchange for future sales of mutual fund shares. A hearing on the merits of this matter was held in March 2006 before the FINRA panel. The panel issued a decision in August 2006, finding that the Company had violated the rule and imposed a $5 million fine. The Company appealed this decision to the FINRA's National Adjudicatory Council, which upheld the panel's decision on April 30, 2008. The Company has appealed the National Adjudicatory Council's decision to the SEC.

The Company believes that the allegations in the complaints described above are without merit and intends to vigorously defend against them. At the present time, the Company cannot predict with certainty the eventual outcome of these matters and therefore is unable to estimate the impact, if any, they will have on the Company's financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 21, 2009

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") as of and for the year ended June 30, 2009 (on which we issued our report dated August 21, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP